Exhibit 99.1

LumiraDx latest cost reduction program continues progress toward operating cash flow breakeven by the end of 2023

December 19, 2022 (London): LumiraDx Limited (Nasdaq: LMDX) today announced further cost reductions across all global functions to adjust to current market conditions and focus on high value assay launches on its transformational point of care platform.

The most recent reductions are expected to lower the company’s annualized expenses in 2023 by $20 million.

The full benefit of the cost reductions is expected before the end of the first quarter of 2023. These changes include a reduction in personnel of approximately 200 positions, which amounts to roughly 16% of the current global employee base. The company previously completed cost reductions in the third quarter of 2022 that are expected to lower annualized expenses by $72 million.

LumiraDx Chairman and CEO Ron Zwanziger commented, “These significant cost reductions and our continued commercial progress across multiple assays on the LumiraDx Platform provide us a clear pathway toward delivering breakeven operating cashflows as we exit 2023. We will continue to prioritize the commercialization of our growing portfolio of diagnostic tests that deliver lab comparable performance at the point of care, while at the same time continuing to remain focused on managing our cash position in a challenging global financial environment."

Zwanziger continues “Our commercial teams continue to receive tremendous customer reactions to our Platform and on the performance of our products. Throughout our organizational changes, we are capitalizing on the momentum from our newly launched products to support our goal to transform community-based healthcare.”

The combined cost reduction programs and the benefit of the recently announced grant funding offsetting development costs, will generate more than $100 million in annualized savings from the second quarter of 2022 run rates, as the company adjusted its business activities to transition from pandemic COVID-19 testing volumes to endemic respiratory testing during 2022. The combined programs will reduce global personnel by approximately 40% from the personnel levels at the end of the second quarter of 2022.

The company expects to provide further business updates, including product pipeline updates, during its fourth quarter earnings call.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in the pipeline, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, the timing of commercial launch of certain products, the benefits and performance of our tests, and the expected timing and results of our cost-saving initiatives and global restructuring activities. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; the effect of COVID-19 on LumiraDx's business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission, or SEC on April 13, 2022, in our report on Form 6-K that was filed with the SEC on August 16, 2022, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.